Exhibit 99.6

Total
Lisa Wyler
+33 (0)1 47 44 38 16
lisa.wyler@total.com
GDF SUEZ
Armelle Dillar
+33 (0)1 57043017
Armelle.dillar@gdfsuez.com
Total and GDF SUEZ are considering a new investment in France in the solar industry
Paris, March 10, 2009 -Total and GDF SUEZ announce that they are considering together locating a silicium wafers fabrication plant intended for the photovoltaic industry on the De Vernejoul industrial site in the Moselle region in France. The initial investment is estimated at approximately 70M€ and could involve 80 to 100 jobs.
This project is subject to both companies’ required respective corporate approvals and to the necessary administrative authorisations.
Total and GDF SUEZ are already partners in the solar industry through their common subsidiary Photovoltech, based in Tienen (Belgium), that produces photovoltaic cells based on a crystalline silicon technology and of which they hold a 47.8% interest each. This new project could enable both companies to strengthen their potential for growth in the renewables sector and to contribute to the development of the French photovoltaic solar industry by constituting a more integrated group in the solar industry.